UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.
(Registrant)

Date October 28, 2022	By	/s/ Bentsur Joseph
Bentsur Joseph
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated October 17, 2022 – A2Z Smart Technologies Announces Voluntary Withdrawal of Short Form Base Shelf Prospectus

99.2	Press Release dated October 24, 2022 – A2Z Smart Technologies Announces Private Placement of up to US$3 million

99.3	Press Release dated October 24, 2022 – A2Z Smart Technologies Increases Previously Announced Private Placement to up to US$5 million